Kairos Pharma, Ltd.

2355 Westwood Blvd. #139

Los Angeles CA 90064

June 3, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dillon Hagius
Mr. Tim Buchmiller

Re:	Kairos Pharma, Ltd.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 24, 2024
File No. 333-274805

Ladies and Gentlemen:

We are hereby transmitting the response of Kairos Pharma, Ltd., a Delaware corporation (the “Company,” “we,” or “our”), to the oral comment we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 30, 2024, regarding Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on May 24, 2024. An Amendment No. 7 to the Registration Statement (the “Amended No. 7 to the Registration Statement”) is being filed with the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

1.	Given the $3.3 million award from the National Cancer Institute / National Institutes of Health to support the ongoing Phase 2 trial for ENV105, please update the Use of Proceeds disclosure to clarify whether you still anticipate needing $1.7 million to complete the Phase 2 trial. If the company is a beneficiary of this award, please file an exhibit of this award to the registration statement.

Response: In response to the Staff’s comment, we revised our disclosure on pages 4 and 82 to clarify that the recipient of the NIH grant is to Cedars-Sinai Medical Center to support the study conducted by Neil Bhowmick’s laboratory and that such funding, while beneficial to our overall efforts, will not directly reduce the costs of our Phase 2 clinical trial. As a result, we have removed the disclosure that the funding will in any way reduce our own expenditures related to our Phase 2 clinical trial. Further, as the funding does not go to us, but is being made to Cedars-Sinai Medical Center to support corollary studies related to our Phase 2 clinical trial, we do not believe it is appropriate, and we do not believe we would be given permission by Cedars-Sinai, to file the grant award as an exhibit to our registration statement.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of Amendment No. 7 to the Registration Statement. We respectfully request that you provide us with any additional comments as soon as possible. Should you have any questions or concerns, please kindly contact our counsel, Megan J. Penick, Esq. of Dorsey & Whitney, LLP, by telephone at (201) 892-9525.

Sincerely,

/s/ John S. Yu
John S. Yu
Chief Executive Officer
Kairos Pharma, Ltd.